

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2025

Masoud Toloue
President and Chief Executive Officer
Quanterix Corporation
900 Middlesex Turnpike
Billerica, MA 01821

      Re: Quanterix Corporation
          Post-Effective Amendment No. 1 to Registration Statement on Form S-4
          Filed May 21, 2025
          File No. 333-284932

Dear Masoud Toloue:

We have reviewed your post-effective amendment and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-4, Filed May 21, 2025

General

1.   We note the following statements on page 9: "The Original Proxy Statement/Prospectus contained certain unaudited prospective financial information of Quanterix (the "Original Quanterix Projections"). The Original Quanterix Projections are not included in this proxy statement/prospectus" and "[t]he Original Akoya Projections are not included in this proxy statement/prospectus, and have been replaced with certain projections for Akoya included in the Akoya Projections." We also note your statement on page 225: "On April 24, 2025, representatives of Akoya, PWP, Quanterix and Goldman Sachs met to discuss certain updated financial projections of Akoya and Quanterix..." Please revise to disclose why updated Quanterix projections were not disclosed in this post-effective amendment. Revise to also clarify whether the Original Quanterix Projections differ from the Quanterix Projections included in the Quanterix Base Case and Quanterix Downside Sensitivity

Case calculations, used by PWP, Akoya's financial advisor, in its analysis. We also note that the Quanterix Base Case and Quanterix Downside Sensitivity Case calculations appear to be based on the Quanterix Projections, and the calculations based on the Quanterix Base Case and Quanterix Downside Sensitivity Case differ from the calculations based on, and presentation of, the Quanterix Mgmt. Base Case and Quanterix Mgmt. Upside Case in the Form S-4.

2.   We note that Akoya has partnered with Acrivon Therapeutics, Inc. ("Acrivon") to co-develop, clinically validate, seek regulatory approval for, and commercialize Acrivon's OncoSignature test. We also note that, in performing its analysis, Akoya's financial advisor, PWP, used and relied upon certain forecasts, including "[t]he Akoya Mgmt. (40% Acrivon PTS 25% other CDx PTS) Case." Given the probability of technical success of Acrivon's test appears to be material to Akoya's forecasts, it appears Akoya's relationship with Acrivon is material to Akoya's business. We also note that your director, Ivana Magovcevic-Liebisch, sits on the board of directors for Acrivon, and, after her appointment to your board on October 2, 2024, was present at certain meetings held in October of 2024 related to the transaction, but was not a member of the Quanterix Transaction Committee. Please revise to disclose how Quanterix management considered Ivana Magovcevic-Liebisch's role as a board member of both Quanterix and Acrivon in the context of this transaction. Additionally, please also revise to reinstate the definition of "PTS" and "CDx" that appeared in the Form S-4 filed April 10, 2025, or otherwise define these terms.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Margaret Sawicki at 202-551-7153 or Lauren Nguyen at 202-551-3642 with any questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Industrial Applications and
                                                        Services

cc: Kerry Burke, Esq.